Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESIGNATION OF VICE PRESIDENT

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that, due to work arrangements, Mr. Yang Zheng tendered his resignation as a Vice President of the Company on 8 August 2016, which took effect on the same day. Mr. Yang Zheng also ceased to act as the person in charge of finance of the Company as approved by China Insurance Regulatory Commission with effect from the same day.

Mr. Yang Zheng has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Yang Zheng for his contribution to the Company during his tenure of service.

The Company is actively seeking approval of appointment of the new person in charge of finance.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 8 August 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie